November 16, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Lyn Shenk

Re:                 Steinway Musical Instruments, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 15, 2012

File No: 001-11911

Dear Mr. Shenk:

Thank you for your letter dated October 9, 2012 and for extending the time for a response to November 16, 2012. This letter sets forth the response of the registrant, Steinway Musical Instruments, Inc. (“we” or the “Company”), to the Staff’s letter of comment dated October 9, 2012. For the convenience of the Staff, the Company has set forth below each of the Staff’s comments followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, Page 22

1.              We note your response to our prior comment 2. You state that you focus your results of operations disclosure on gross profit because: it is consistent with internal reporting and analysis, cost of sales moves in tandem with sales if other factors remain constant, discussion of gross profit subsumes cost of sales, and focusing on gross profit allows you to home in on non-volume related factors. However, your disclosure on fiscal year 2011 piano gross profit essentially states that domestic and overseas margins grew due to higher sales volumes of Steinway grands. In this regard, your gross profit disclosure does not home in on non-volume related factors as you state is the intent of this portion of your disclosure. You do state that the increased production levels improved factory efficiency and generated higher profits.

Based on this disclosure, investors could presume that the increase in cost of sales is all volume related, with benefits on a cost per unit basis due to leveraging of fixed factory/production costs. However, if this is the case, it is unclear to us why you would not provide a direct discussion of cost of sales simply stating these facts. Therefore, we continue to believe that cost of sales should be discussed and analyzed directly.

We encourage you to retain commentary of the material factors contributing to variances in gross profit and gross profit margin percentages, to the extent not apparent from or duplicative of your separate analysis of net sales and cost of sales. For example, commentary on the relative mix between sales of higher and lower margin products and sales at wholesale through your dealer network versus direct to consumers at one of your retail stores appears to be complementary to the overall analysis, particularly in regard to variances in the gross profit margin percentage.

Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

RESPONSE: We believe that our discussion and analysis covered all material factors affecting gross profit, addressing, where appropriate, non-volume related factors such as the plant variances associated with the strike at our band division’s plant in Eastlake, Ohio. For our piano division, the only factors having a material impact on gross profit were, in fact, the increased volume (which resulted in more efficient absorption of factory overhead) and the higher proportion of sales at retail. Therefore, an investor’s presumption that the increase in piano cost of sales is all volume related would be accurate. Writing separate commentary on both the cost of sales and gross profit without being overly repetitive is, in our view, challenging. We have, therefore, historically combined our analysis within the discussion of gross profit. We believe that discussion has conformed to item 303(a)(3) of Regulation S-K as it has addressed all factors that, in the registrant’s judgment, should be described in order to understand our results of operations. Nevertheless, consistent with the Staff’s comment we will add a separate section devoted specifically to cost of sales in future filings.

2.              Please revise your net sales discussion to disclose the effects of price and volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE: We believe we provide volume information in the context of units sold on a regular basis. However, we will expand our disclosure in future filings to further discuss the effects of pricing and volume on sales whenever such factors are material to the results.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16. Commitments and Contingent Liabilities

Legal and Environmental Matters, page F-28

3.              Refer to your response to our prior comment 5. Please clarify for us and in your disclosure the total amount accrued at December 31, 2011 for the environmental remediation at the two manufacturing facilities acquired from G. Leblanc Corporation. Your response indicates that $2.4 million was accrued at December 31, 2011. However, your present disclosure appears to indicate that only $1.2 million was accrued ($0.8 million liability assumed by you in the acquisition and $0.4 million accrued for the alternative remediation pilot study). The present disclosure appears to characterize the $2.4 million as estimated remaining costs to be incurred with respect to established remedial plans, suggesting that this amount should be added to the $1.2 million accrued.

RESPONSE: The total amount accrued at December 31, 2011 for the environmental remediation at the two manufacturing facilities acquired from G. Leblanc Corporation is $2.4 million. We will clarify our disclosure in future filings accordingly.

Note 20. Segment Information, page F-41

4.              We note your response to our prior comment 6. You state that you do not have sufficient discrete financial information for the three piano brands because your information is limited to revenue and gross profit. We believe that sales, cost of sales, and the resulting gross profit is sufficient discrete financial information because ASC 280-10-50-11 uses gross profit margins as an example of financial information that may be used in evaluating whether aggregation of operating segments is appropriate. You also state that piano segment assets, with the exception of inventory, are not allocated, tracked, or structured by product line since the assets service all product lines. Please note that ASC 280-10-55-5 states that allocation of assets is not a criterion for a component to be considered an operating segment. Finally, you state that the chief operating decision maker (CODM) does not review operating results by product line. However, we note that your results of operations disclosure refers to the impacts of activity of specific product lines on sales and gross profit. In this regard, it would appear that product line information is reviewed and used internally. In view of the above, please reconsider your assessment of the three piano product lines as operating segments and advise.

RESPONSE: We do provide some disclosure regarding our Boston and Essex pianos when we believe that information is helpful to investors since the sales price and gross profit on these products are less than that of Steinway products. As you noted, this disclosure is limited to revenue and gross profit, which coincides with the discrete information available internally. Our determination of operating segments is based on the criteria stated in ASC 280-10-50-1 which states that “an operating segment is a component of a public entity that has all of the following characteristics:

a.              It engages in business activities from which it may earn revenues and incur expenses…

b.              Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.               Its discrete financial information is available.”

As previously stated, discrete financial information available is incomplete. Revenue, cost of goods sold, and gross margin are available for the Boston and Essex products, and information derived from such data is presented to the extent that the sales mix materially impacts our operating results. Expense allocations necessary to produce meaningful financials are not performed because the piano business is managed as a single business and not by product line. Further, the chief operating decision maker does not utilize the limited information available to make decisions about resources that should be allocated to Boston and Essex or to assess financial performance. Resources are considered to be “piano” resources and not split along product lines.

Although ASC 280-10-55-5 does provide that a division can be classified as an operating segment even if no asset allocation is available, the example provided therein does not correlate to the situation at the Company. The example states that “Division A of a public entity conducts business with a separate class of customer using assets shared with Division B and Division B allocates expenses associated with those shared assets to Division A, but these assets, themselves, are represented in the internal financial reports of division B. A public entity may allocate an expense to a segment without allocating the related asset; however, disclosure of that fact is required.” We do not consider the customers of Steinway brand of pianos to be of a separate class of customer than those of Boston and Essex brands and do not treat these customers differently. We manage, market, and sell our products together as the Family of Steinway-Designed Pianos to these customers. The distribution channels for all three brands are the same as these products are sold by the same dealers or through our retail stores. There is no allocation of expenses, as noted in the aforementioned example, since this level of information has neither been requested by the chief operating decision maker nor is it considered meaningful to management.

Ultimately, we believe that the underlying objective of the segment reporting disclosure is to provide information about the different types of business activities in which we engage, and to provide it in a manner consistent with the way management operates the business. We believe our disclosure complies with this objective and the requirements contained in ASC 280.

5.              If you continue to believe that your current segment presentation is appropriate, please provide us with a representative example of the internal financial information regularly provided to your CODM for a reporting period in fiscal 2011 to help us better understand the nature of your internal reporting.

RESPONSE: A representative example has been provided as Exhibit A (redacted) to this response.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 11. Commitments and Contingent Liabilities, page 15

6.              We note that on January 20, 2012 you reached an agreement in principle to sell your band division. However, you disclose that the agreement is still in the process of negotiation, and your response to our prior comment 7 states that the sale is only one of several strategic alternatives being evaluated. Please tell us the purpose, nature, standing and current status of the agreement in principle.

RESPONSE: The status of the agreement in principle (“AIP”) has not changed. While the parties have negotiated a purchase and sale agreement, that document has not yet been executed pending the outcome of the Special Committee’s evaluation of other strategic alternatives, their final recommendation to the full Board and the full Board’s consideration of, and action upon, that recommendation. (See further discussion below.)

7.              In view of the agreement in principle to sell the band division and establishment of a special committee of your board of directors to evaluate strategic alternatives for this division, please explain to us why you have not presented the band division as held for sale in 2012 pursuant to ASC 360-10-45-9 through 45-14 and a discontinued operation pursuant to ASC 205-20.

RESPONSE: See discussion under 9. below.

8.              In this note you continue to disclose that if the sale of the band division were to be completed, it is possible that the disposal could result in a pre-tax loss in the range of $48.0-$53.0 million. Please explain to us the basis for this range of loss. If this range of loss is indicative of the excess of carrying value over the fair value of this segment, it remains unclear why no impairment in this range has been recognized in 2012 pursuant to ASC 360-10-35-43. This paragraph specifies that a disposal group classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. Please advise.

RESPONSE: See discussion under 9. below.

9.              In response to our prior comment 7, you state that for purposes of impairment testing, the highest and best use of the assets of the band division continues to be based on operation as a business. Given that an agreement in principle to sell this division has been reached, it appears that its fair value should be on the basis of held for sale. In this regard, ASC 820-10, in particular paragraph 35-10E.a.1, indicates that the fair value of the highest and best use is based on the price that would be received in a current transaction to sell. Please explain to us your consideration of the applicable provisions of ASC 820-10 in your determination of the fair value of the band division and related evaluation of impairment.

RESPONSE 7.-9.: The critical issue regarding the proper treatment of the AIP on the Company’s financial statements is whether or not the band division should be presented as “held for sale” pursuant to ASC 360-10-45-9 through 45-14. Indeed this was the primary focus of management and its independent accountants when initially disclosing the AIP as a subsequent event to its 2011 financial statements as well as the subsequent treatment in each of the subsequent quarters of 2012. For the reasons noted below, we concluded that the criteria for classification as “held for sale” were not met and, therefore, the provisions of ASC 820-10 did not apply. As noted in our initial response, the Board established a Special Committee to evaluate the AIP and other strategic alternatives in response to the receipt of an unsolicited offer to purchase the band division.

ASC 360-10-45-9 states that a group of assets to be sold shall be classified as held for sale in the period in which all of several criteria are met including 9(a) “management, having the authority to approve the action, commits to a plan to sell” the assets and 9(d) the “sale of the asset (disposal group) is probable and transfer of the asset… is expected to qualify for recognition as a completed sale, within one year”. These criteria have not yet been satisfied. First, while the Board of Directors authorized the Special Committee to negotiate an agreement in line with the AIP, it also directed the Committee to consider and evaluate other strategic alternatives which would not involve a disposition of the band division alone. Second, the full Board has not yet reviewed and acted upon the draft agreements documenting the terms and conditions of the potential sale. (When the Special Committee was formed, the full Board did not grant the Committee authority to approve and execute a definitive agreement.) Third, because of the magnitude of the sale and the fact that the potential new owners are current directors of the Company, we intend to submit this transaction to the Company’s shareholders for approval. In performing our analysis of this situation when preparing our 2011 financial statements, we reviewed a fact pattern similar to ours in a Q&A developed by one of the top four independent accounting firms to illustrate the proper application of ASC 360-10-45. In that case, even though the Board had approved the sale and controlled a majority of the shares, unless the controlling directors signed irrevocable voting agreements, the criterion outlined under ASC 360-10-45-9(a) would not be met where the plan remained subject to shareholder approval. Since the potential sale of the band division has not yet been approved by the board and, the draft agreements subject the sale to shareholder approval, we concluded that the requirement set forth in ASC 360-10-45-9(a) was not satisfied.

Further, even if the criterion under 9(a) were satisfied, under the existing facts and circumstances, the sale of the band division could hardly be considered ‘probable’. The AIP is evidenced by a signed letter of intent which, by its own terms, creates no binding obligation on the parties to enter into a transaction. Given the complexities involved, including the consideration of other strategic alternatives and the need for disinterested shareholder approval, management concluded that the likelihood of completing the sale was more than remote, but less than probable. Indeed, the fact that a definitive agreement has yet to be executed more than 16 months after the initial offer by management was made would certainly support the position that the criteria to classify the band division as “held for sale” has not yet been met. Accordingly, the impairment analysis described in our September 7, 2012 response represented the appropriate application of the relevant accounting principles.

In addition, we once again conducted our annual impairment testing of goodwill and other intangibles under ASC 350 during the third quarter ended September 30, 2012, which included a reconciliation to the market capitalization of the Company.  This resulted in a $400,000 impairment of certain band division trademarks and prompted another review of that division’s long-lived assets under ASC 360. That analysis indicated that the fair value of those long-lived assets exceeded their carrying value.

Lastly, approximately two-thirds of the band division’s year end assets were comprised of cash, receivables, inventory and prepaids. Therefore, had those assets been written down by recognizing an impairment at year end in the range of the estimated loss, the Company would now be recognizing significantly higher earnings as those assets converted into cash through the normal sales and collection cycle. This would clearly distort the actual underlying results of already profitable operations. We believe that disclosing the potential impact should a sale — which is not deemed to be probable — occur provides the most accurate and meaningful information to our investors.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 24

10.       We note that in each of the annual periods ended December 31, 2011, 2010 and 2009 you had positive cash flows from operating activities. However, in the six months ended June 30, 2012 and 2011, you had negative cash flows from operating activities. In light of this change, please explain to us and disclose the reason for the negative cash flows. Please consider similar disclosure in subsequent interim periods in which cash flows from operating activities are negative or unusually low.

11.       Your analysis of the variance in operating cash flows should focus on the factors that directly affect cash. As currently disclosed, it is not clear how changes in net income, prepared on the accrual basis of accounting, and the noncash adjustments loss on extinguishment of debt and stock based compensation directly contribute to a variance in cash. Please revise your disclosure accordingly. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

12.       In connection with the comment above, please ensure you identify factors that substantially account for the variance in cash flows from operating activities between comparable periods. For example, you report a variance between the six months ended June 30, 2012 and 2011 of $1.6 million. However, the sum of the items indicated in your current disclosure in explanation of the variance, exclusive of the net income and noncash adjustments noted above, appears to net to $0.2 million.

RESPONSE: Our negative cash flows from operations as of June 30th are due in part to the revenue and collection cycle at our band division which traditionally results in a use of cash for receivables during the first three quarters of the year. This cyclicality is described in the Seasonality section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K. The revenue cycle at our piano division is also a factor. We build inventory through most of the year, but typically earn at least 30% of our revenue from sales of this inventory in the fourth quarter. This, coupled with the normal factory shutdowns during the holiday season at year end, typically results in positive cash flows from inventory being highest in the fourth quarter. Accordingly, although our annual operating cash flows have historically been positive, negative cash flows at the mid-year point are typical. We will revise our future filings to provide additional information regarding the cyclicality of our cash flows.

We will also revise the disclosures in our future filings to include factors that directly affect variances cash flows, and substantially describe those factors within operating activities.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you are in need of further explanation or have additional questions regarding the information contained herein, please contact me directly via telephone at (781) 419-5718 or via facsimile at (781) 894-9803.

Sincerely,

/s/ Dennis M. Hanson

Dennis M. Hanson
Chief Financial Officer